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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                      ALEXANDER & ALEXANDER SERVICES INC.
                           (NAME OF SUBJECT COMPANY)

                      ALEXANDER & ALEXANDER SERVICES INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                  014476 10 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                         ALBERT A. SKWIERTZ, JR., ESQ.
                    SENIOR VICE PRESIDENT & GENERAL COUNSEL
                      ALEXANDER & ALEXANDER SERVICES INC.
                          1185 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 444-4500
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
         ANDCOMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

                               KEVIN KEOGH, ESQ.
                                  WHITE & CASE
                          1155 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 819-8200

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  Alexander & Alexander Services Inc., a Maryland corporation (the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Statement"), originally filed on December 16, 1996. The title of the class of equity securities to which this statement relates is the Common Stock, par value $1.00 per share, of the Company (the "Shares"), including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of June 11, 1987, as amended and restated as of March 22, 1990 and as amended as of April 21, 1992, June 6, 1994, July 15, 1994, November 16, 1995 and December 11, 1996 (the "Rights Agreement"), between the Company and First Chicago Trust Company of New York, a New York corporation, formerly Morgan Shareholder Services Trust Company, as Rights Agent. Capitalized terms not defined herein shall have the meanings assigned thereto in the Statement.

ITEM 3. IDENTITY AND BACKGROUND.

  On January 7, 1997, the Merger Agreement was amended in certain technical respects. A copy of the First Amendment to Agreement and Plan of Merger, dated as of January 7, 1997 (the "First Amendment"), among Aon, Sub and the Company is filed as Exhibit 12 hereto and is incorporated herein by reference.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  On January 7, 1997, the Merger Agreement was amended in certain technical respects. A copy of the First Amendment is filed as Exhibit 12 hereto and is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  The following exhibits are filed herewith:

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
   8     Letter from Frank G. Zarb, Chairman of the Board, President and Chief
         Executive Officer of the Company, to Shareholders of RSC, dated
         December 16, 1996.
   9     Letter from James S. Horrick, President and Chief Executive Officer of
         RSC, to Shareholders of RSC, dated December 16, 1996.
  10     Letter from Frank G. Zarb, Chairman of the Board, President and Chief
         Executive Officer of the Company, to holders of the Class C Common
         Stock, dated December 24, 1996.
  11     Letter from R.A. Iles, Chairman of Alexander & Alexander Services UK
         plc ("A&A UK"), to Shareholders of A&A UK, dated December 24, 1996.
  12     First Amendment to Agreement and Plan of Merger, dated as of January
         7, 1997 among Aon, Sub and the Company.

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                                   SIGNATURE

  AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Dated: January 9, 1997                    Alexander & Alexander Securities
                                           Inc.

                                              /s/ Edward F. Kosnik
                                          By: _________________________________
                                             Name: Edward F. Kosnik
                                             Title: Senior Executive Vice
                                                 President and Chief Financial
                                                 Officer

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